[letterhead of K&L Gates]

April 29, 2008

VIA EDGAR

James O'Connor
U.S. Securities and Exchange Commission
100 Fifth Street, NE
Washington, DC 20549

      Re: Causeway Capital Management Trust (File Nos. 333-67552 and 811-10467)

Dear Mr. O'Connor:

This letter responds to the comments you provided by telephone to the undersigned on March 11, 2008 relating to the registration statement filed on Form N-1A for Causeway Capital Management Trust (the "Trust") on February 13, 2008. The Trust's registration statement relates to the addition of a new series
- Causeway Global Value Fund (the "Fund"). A post-effective amendment to the Trust's registration statement, reflecting responses to your comments, is concurrently being filed today. Unless otherwise noted, defined terms have the same meaning ascribed to them in the prospectus. For ease of reference, we have set forth below your comments, followed by responses to those comments.

General

COMMENT: The Fund's name includes the term "global." Please add disclosure, and a limitation, that the Fund will invest, under normal market conditions, at least 40% (at least 30% if market conditions are not favorable) in companies organized or located outside the U.S. and doing a substantial amount of business outside the U.S. Please also define whether a security's issuer is located in a non-U.S. country as based on whether the issuer, in its most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or had at least 50% of its assets in that country, and was located or organized in that country. Please see a recent filing by the Payden Funds for an example of this disclosure.

RESPONSE: The Fund is a global fund and expects to invest significantly in overseas issuers and other investments that are tied economically to, and subject to the risks of, investing outside of the United States. Accordingly, we have added the following disclosure to the principal investment strategies section of the Fund's prospectus:

      "Under normal circumstances, the Fund will invest at least 40% of its total assets in companies located outside the U.S. The Fund is not required to allocate its investments in any set percentages in any particular countries. Causeway Capital Management LLC (the "Investment Adviser") determines where a company is located, and thus whether a company is located outside the U.S. or in an emerging market, by referring to: its primary stock exchange listing; where it is registered, organized or incorporated; where its headquarters are located; its Morgan Stanley Capital International country classification; where it derives at least 50% of its revenues or profits from goods

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U.S. Securities and Exchange Commission
April 29, 2008
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      produced or sold, investments made, or services performed; or where at least 50% of its assets are located. These categories are designed to identify investments that are tied economically to, and subject to the risks of, investing outside the U.S."

The Fund has not imposed a limitation to invest in at least three countries, which the Payden Funds do. While the Fund intends to invest in many more than three countries, stating that it will invest in "at least three countries" suggests that its investments will be limited to only a few countries, which is not the case.

This provision also does not use your proposed definition to define where a company is located. Rather, the definition appearing in the added disclosure tracks the definition appearing in the Fund's statement of additional information for determining compliance with its limit in emerging markets, as well as the criteria used by the Trust's other funds for determining where a company is located for various purposes.

If the Investment Adviser were to use your proposed definition, it would lead to unnecessary complexities in monitoring issuer location for the Fund and across the fund family. Your proposed definition could also unnecessarily limit the Fund's investments in American Depositary Receipts or exchange-traded funds based on foreign indexes (in which it otherwise would be permitted to invest). These securities, although issued by U.S. entities, are clearly tied economically to foreign risks; however these securities' issuers are not located or organized outside the United States, and thus would fail your proposed definition.

There is no legal requirement that the Fund adopt your proposed definition of the country of an issuer, as Rule 35d-1 (the names rule) does not apply to funds, such as the Fund, with the name "global." In the Rule 35d-1 adopting release (Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001)), the SEC noted that "Rule 35d-1, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the terms ... 'global.'"

More importantly, the SEC has interpreted Rule 35d-1 to allow a much broader definition of an issuer's country of location than your proposed definition. When Rule 35d-1 was proposed, it would have provided a definition for determining whether an investment was located in a particular geographic region. This definition was different than your proposed definition and would have required an investment to be in:

      "(i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company's name; OR (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region."

Rule 35d-1 Adopting Release, n. 24 (emphasis added).

As noted in the Rule 35d-1 Adopting Release, this definition is also consistent with prior guidance provided by the SEC staff. See Rule 35d-1 Adopting Release,
n. 25 and accompanying

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U.S. Securities and Exchange Commission
April 29, 2008
Page 3

text (citing to Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Feb. 22, 1993). The SEC declined, however, to require a specific definition, even phrased with the disjunctive "or" so that any of the three criteria could be used, agreeing with commenters that the test was too restrictive and could have omitted securities exposed to the economic fortunes and risks of particular regions or countries. Instead, the SEC allowed funds the flexibility to develop their own definition, including additional criteria, noting only that any definition that used a proportionality element should be over 50% (see Rule 35d-1 Adopting Release, n. 26 and accompanying text). The Trust's definition follows the definition cited above, with the additional flexibility to consider how MSCI classifies a company.

Many fund advisers, including the Investment Adviser, have structured their funds and their investment processes around SEC and staff guidance on this broader and more flexible definition, considering it settled law. Because of the potential burden of monitoring for different definitions for the Fund's investments and across the fund family, in order not to unnecessarily limit investments in ETFs and ADRs, and because the Fund has complied with the names rule and the guidance provided in the Rule 35d-1 Adopting Release, the Fund and the Investment Adviser respectfully decline to use your proposed definition of the country of an issuer.

Prospectus - Fund Summary - Who Should Invest

COMMENT: In the section indicating that the Fund may be appropriate for certain shareholders, the disclosure notes that the Fund may be appropriate if an investor is "prepared to receive taxable dividends." It is unclear what this means and suggests that the Fund could produce large dividends that might be taxed at ordinary income rates (either because they are short-term capital gains or non-qualified foreign dividends). Please consider ways to clarify the disclosure.

RESPONSE: The bullet point that a shareholder should be prepared to receive taxable dividends was intended simply to advise shareholders that, like other similar funds, they would have to pay taxes on the amounts distributed by the Fund. In order to alleviate confusion, and because the bullet point does not differentiate the Fund from similar funds, we have deleted it.

Management of the Fund - the Portfolio Manager's Performance Information

COMMENT: Please state the no-action letter(s) that the Trust is relying on to present the prior performance of the portfolio managers. Please explain how the presentation of the performance information satisfies the conditions of the applicable no-action letter(s).

RESPONSE: The Trust is relying on the no-action letter provided to Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) that permitted the use of private account performance, representing accounts with substantially similar investment objectives, policies and strategies, in a mutual fund's prospectus, provided the information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectus. The relief granted in the Nicholas-Applegate letter relied on certain representations, all of which the Trust also satisfies.

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U.S. Securities and Exchange Commission
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Page 4

As disclosed in the Fund's prospectus, the composite consists of all discretionary, fee-paying accounts managed by the Investment Adviser with substantially similar objectives, policies, strategies and risks to those of the Fund. The Nicholas-Applegate letter states that private account performance cannot be given greater prominence than the Fund's performance. The Fund, because it is new, does not have a performance record, and the section captioned "Performance" indicates this. The portfolio managers' performance records are given much less prominence and appear several pages later under the caption "The Portfolio Managers' Performance Information." Second, the Nicholas-Applegate letter requires that there be disclosure that the private account performance does not represent the historical performance of the Fund and should not be interpreted as indicative of the future performance of the Fund. The Fund's prospectus contains such disclosure, in bold print. Third, the Nicholas-Applegate letter requires that the private account performance be compared to an appropriate securities index. In the Fund's prospectus, the composite information is compared to an appropriate index. Fourth, the Nicholas-Applegate letter requires that there be, if necessary, disclosure concerning material differences between the private accounts and the Fund. The Fund's prospectus contains disclosure that the private account in the composite may not have been subject to certain investment limitations, diversification requirements and other restrictions imposed on registered investment companies such as the Fund which, if applicable, might have adversely affected the performance of the private account in the composite. The Fund's prospectus further discloses that the information presented is limited and may not reflect performance in all economic cycles.

Although the Fund's prospectus is not an advertisement of investment advisory services, it nevertheless presents information showing the composite performance both net of the Fund's estimated net operating expenses and gross of such fees and expenses, which is not addressed in the Nicholas-Applegate letter. The presentation of net and gross performance information is addressed in a letter to the Association for Investment Management and Research (pub. avail. Dec. 18,
1996) (the "AIMR letter"). Among other things, the AIMR letter permitted an adviser to show composite account performance using both gross and net performance information (1) so long as the gross and net information were given equal prominence, (2) presented in a format designed to facilitate ease of comparison, and (3) surrounding disclosures ensured that the material presented would not be misleading. The Fund's prospectus contains a prominent paragraph before the composite explaining what the gross and net composites illustrate. The tables themselves present net information in the first bar or row, as applicable, giving more (or at least equal) prominence to the net information, and in all cases net and gross performance information appears directly next to each other, facilitating the ease of comparison.

Thus, the composite performance information, which provides shareholders useful information to consider before investing in the Fund, has been designed to comply with the applicable conditions set forth in the above no-action letters.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1070 or my colleague Kurt Decko at 415.249.1053.

Sincerely,

/s/ Mark D. Perlow

Mark D. Perlow